Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161848

PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated October 29, 2009, Prospectus Supplement No. 1 dated November 13, 2009, Prospectus Supplement No. 2 dated November 20, 2009, Prospectus Supplement No. 3 dated December 1, 2009, Prospectus Supplement No. 4 dated December 10, 2009, Prospectus Supplement No. 5 dated December 22, 2009, Prospectus Supplement No. 6 dated January 8, 2010 and Prospectus Supplement No. 7 dated January 21, 2010)

CALLAWAY GOLF COMPANY

1,400,000 Shares of 7.50% Series B Cumulative Perpetual Convertible Preferred Stock

Shares of Common Stock Issuable upon Conversion of the Series B Preferred Stock

This prospectus supplement no. 8 supplements our prospectus dated October 29, 2009, as supplemented by the prospectus supplement no. 1 dated November 13, 2009, prospectus supplement no. 2 dated November 20, 2009, prospectus supplement no. 3 dated December 1, 2009, prospectus supplement no. 4 dated December 10, 2009, prospectus supplement no. 5 dated December 22, 2009, prospectus supplement no. 6 dated January 8, 2010 and prospectus supplement no. 7 dated January 21, 2010 (the “prospectus”), relating to the resale from time to time by certain selling securityholders of up to (i) 1,400,000 shares of our 7.50% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share and with a liquidation preference of $100 per share, which we refer to as the preferred stock, and (ii) 19,858,160 shares of our common stock, par value $0.01 per share, issuable upon conversion of the preferred stock.

You should read this prospectus supplement no. 8 in conjunction with the prospectus, as previously supplemented. This prospectus supplement no. 8 is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 8 supersedes the information contained in the prospectus, as previously supplemented.

Investing in our securities involves risks that are described in the section entitled “Risk Factors” on page 6 of the prospectus and the risk factors incorporated therein by reference. You should carefully read and consider these risk factors before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The first sentence of the final paragraph of page 17 of the prospectus is hereby amended by replacing the reference to “per $100 liquidation preference” with “per share” such that the first sentence of the final paragraph of page 17, as amended, shall read as follows: “Holders may convert the preferred stock at any time at a conversion rate of 14.1844 shares of common stock per share of preferred stock, subject to adjustment as described below.”

The first sentence of the first paragraph of page 27 of the prospectus is hereby amended by replacing the reference to “per $100 liquidation preference” with “per share” such that the first sentence of the first paragraph of page 27 as amended shall read as follows: “The following table sets forth the common stock price and number of additional shares to be received per share of preferred stock that will be added to the conversion rate applicable to the preferred stock that is converted in connection with a fundamental change on or prior to June 15, 2012.”

The information appearing under the heading “Selling Securityholders” in the prospectus sets forth information with respect to the selling securityholders and the number of shares of preferred stock beneficially owned by such selling securityholders and the number of shares of preferred stock that may be offered pursuant to the prospectus, the number of shares of our common stock beneficially owned by such securityholders and the number of shares of common stock that may be offered pursuant to the prospectus. The information set forth below supplements the information previously listed in the prospectus, as previously supplemented, and the prospectus is hereby supplemented by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder(1)	Preferred Stock			Common Stock
	Number of shares beneficially owned and offered hereby(2)	Number of shares owned after completion of the offering(3)	Percent of shares beneficially owned after the offering	Number of shares beneficially owned and offered hereby(2)	Number of shares owned after completion of the offering(3)	Percent of shares beneficially owned after the offering(4)
Basso Holdings Ltd.	27,300	0	—	387,234	0	—
SSI Hedged Convertible Income Fund, LP	8,478	0	—	120,255	0	—
SSI Hedged Convertible Opportunity Fund SPC	0	0	—	0	0	—
Lazard Capital Markets, LLC(1)	6,500	0	—	92,198	0	—
Viacom Inc. Pension Plan Master Trust	0	0	—	0	0	—

(1)	The selling securityholders identified by reference to this footnote (1) have indicated that they are, or are affiliates of, registered broker-dealers. Selling securityholders that are affiliates of registered broker-dealers have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Selling securityholders that are registered broker-dealers are deemed underwriters.

(2)	Unless otherwise indicated, the selling securityholders may offer any or all of the preferred stock they beneficially own and the common stock issuable upon conversion of the preferred stock.

(3)	Assumes the sale of all shares of preferred stock and common stock offered pursuant to this prospectus.

(4)	Calculated based on Rule 13d-3 under the Exchange Act. Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding shares of our common stock following the sale of securities in the offering pursuant to this prospectus.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional prospectus supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the preferred stock, are subject to adjustment under certain circumstances.

The date of this prospectus supplement is March 16, 2010.

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